Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES.

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(in NOK thousands, except Ratios)
		(unaudited)
NORWEGIAN ACCOUNTING PRINCIPLES:
FIXED CHARGES:
Interest and Commissions on debt	2,886,794	2,099,815	1,807,419	2,040,246	4,244,676
Other interest and borrowing expenses	47,987	28,401	21,989	22,697	19,178
Estimate of the interest within rental expense	314	315	308	314	281

Total fixed charges, as defined	2,935,095	2,128,531	1,829,716	2,063,257	4,264,135

EARNINGS:
Net income	128,774	218,774	251,170	207,515	248,860
Income taxes	53,431	84,440	100,571	82,986	94,596
Fixed charges, as defined	2,935,095	2,128,531	1,829,716	2,063,257	4,264,135

Total earnings, as defined	3,117,300	2,431,745	2,181,457	2,353,758	4,607,591

RATIO OF EARNINGS TO FIXED CHARGES	1.06	1.14	1.19	1.14	1.08

U.S. ACCOUNTING PRINCIPLES:			Restated	Restated	Restated
FIXED CHARGES:
Total fixed charges, as defined		2,128,531	1,829,716	2,063,257	4,264,135

Total U.S. GAAP fixed charges		2,128,531	1,829,716	2,063,257	4,264,135

EARNINGS:
Income before extraordinary income		916,172	(1,690,378)	544,736	1,442,044
Income taxes		84,440	100,571	82,986	94,596
U.S. GAAP adjustment		270,950	(755,565)	130,622	462,082
U.S. GAAP fixed charges		2,128,531	1,829,716	2,063,257	4,264,135

Total U.S. GAAP earnings		3,400,093	(515,656)	2,821,601	6,262,857

RATIO OF EARNINGS TO FIXED CHARGES (1)(2)		1.60	—	1.37	1.47

(1)	In U.S. GAAP, the ratio of earnings to fixed charges in 2003 had a deficit due to negative U.S. GAAP earnings of NOK 516 million (USD 77 million). The negative U.S. GAAP earnings for this period were driven by the impact of market movements on the fair value of derivatives, for which hedge accounting is not applied under U.S. GAAP. The U.S. GAAP fixed charges amounted to NOK 1,830 million (USD 274 million).

(2)	U.S. GAAP data not currently available for the year ended December 31, 2005.